

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

June 9, 2009

By U.S. Mail and Facsimile to: (212) 270-1604

Mr. Michael J. Cavanagh
Chief Financial Officer
JPMorgan Chase & Co.
270 Park Avenue
New York, NY 10017

> **Re:** **JPMorgan Chase & Co.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Quarterly Period Ended March 31, 2009**
> **File No. 001-05805**

Dear Mr. Cavanagh:

We have reviewed your letter filed on May 5, 2009 and have the following comments.

Form 10-K for the Fiscal Year Ended December 31, 2008
Item 8 – Financial Statements and Supplementary Data
Notes to consolidated financial statements
Note 16 – Loan securitizations, page 168

1. In future filings, beginning with your June 30, 2009 Form 10-Q, please provide significantly enhanced disclosures similar to those included in response to bullets one and two of comment 3 of our letter dated April 9, 2009. Your disclosures should include a comprehensive discussion of the transaction specifically addressing your decision to voluntarily perform the transfer of higher quality loans with loss rates of 5 to 6% in return for lesser quality loans with loss rates of 12 to 13% despite the apparent economic consequences of the transaction. In addition, your disclosure should address any potential ramifications had the transaction not taken place. In this regard, we note your response that there was no imminent event – such as "early amortization" – that would have occurred had these actions not been taken. Please address any other potential ramifications, including but not limited to ratings issues, liquidity guarantees, reputational risk associated with the Trust, etc.

2. We note your response to comment 3 of our letter dated April 9, 2009 in which you state that you carried over the allowance for loan losses from WMB and subsequently applied your methodology for calculating the allowance for loan losses to the acquired seller's interest resulting in an increase to the allowance for loan losses, which was recorded as an accounting conformity adjustment. We also note your response to comment 4 in which you state that the amount of the Firm's recorded allowance related to the seller's interest prior to the removal of receivables from the Trust was approximately 1.0 billion. Please tell us the amount of the allowance prior to the accounting conformity adjustment, the amount of the accounting conformity adjustment, whether the $1.0 billion referred to above includes the adjustment and confirm, if true, that this accounting conformity adjustment is included in $1.5 billion charge to conform WMBs loan loss reserve to your methodology as disclosed in the December 31, 2008 Form 10-K.

3. Your response to comment 4 of our letter dated April 9, 2009 appears to indicate that the $400 million provision in the corporate segment relates only to the impact of the 700 bps increase on the seller's interest resulting from the transfer of $5.5 billion of par amount receivables transferred into the Trust. In this regard, we remain unclear how you determined it was appropriate to record a $400 million provision for a net decrease of $500 million in seller's interest resulting from the transaction, particularly considering the overall credit quality of the assets in the trust improved as a result of the transaction. In order for us to better understand your accounting in this regard, please provide us with a significantly enhanced discussion addressing our concern, and provide similarly enhanced disclosure in all future filings beginning with your June 30, 2009 Form 10-Q. In preparing your response and enhanced disclosures, please address the following:

    *   As it relates to the $6.2 billion in credit card receivables removed from the Trust, please quantify and describe any adjustments aside from the carryover of the allowance in connection with the acquisition of seller's interest and subsequent accounting conformity adjustment (e.g., adjustment for recharacterization of seller's interest to wholly owned loans) and tell us the segment in which these adjustments were recorded; and

    *   As it relates to the $5.8 billion of higher credit quality loans transferred to the Trust, please tell us the amount of allowance recorded prior to the transfer and quantify and describe any adjustments to this historical allowance (e.g., recharacterization of loans to seller's interest) and the segment in which they were recorded.

Closing Comments

Please respond to these comments within ten business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. We may have additional comments after reviewing your response.

You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3423 if you have questions.

Sincerely,

Amit Pande
Accounting Branch Chief